FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... April........................................................ , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... April 26, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2010

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2010
April 26, 2010
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months	Three months	Change(%)		Three months	Year ending	Change(%)
	ended	ended			ended	December 31,
	March 31, 2010	March 31, 2009			March 31, 2010	2010

Net sales	¥755,526	¥687,034	+	10.0	$8,123,935	¥3,750,000	+	16.9
Operating profit	86,843	20,032	+	333.5	933,796	360,000	+	65.9
Income before income taxes	88,852	22,394	+	296.8	955,398	360,000	+	64.1
Net income attributable to Canon Inc.	¥56,811	¥17,744	+	220.2	$610,871	¥240,000	+	82.3

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥46.02	¥14.37	+	220.3	$0.49	¥194.42	+	82.3
- Diluted	46.02	14.37	+	220.3	0.49	-		-

	Actual
	As of	As of	Change(%)		As of
	March 31,	December 31,			March 31,
	2010	2009			2010

Total assets	¥4,032,810	¥3,847,557	+	4.8	$43,363,548

Canon Inc. stockholders’ equity	¥2,675,909	¥2,688,109	-	0.5	$28,773,215

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY93 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2010, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2010	First Quarter in Review
Looking back at the global economy in the first quarter of 2010, economic conditions have gradually begun to improve globally amid the recovery trend from the second half of 2009. Although the economic recovery in Europe has lagged mainly due to the financial concerns of the Greek government, the United States has recorded a steady revival in consumer spending and Japan has seen a sharp increase in exports, mainly to Asian countries. The economies of the Asian region, such as China and India, along with other emerging countries, continued to achieve robust growth.
As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for monochrome models of network digital multifunction devices (MFDs) remained sluggish, demand for color models steadily recovered. Demand for laser printers also gained momentum compared with the stagnant sales of the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras displayed solid growth throughout global markets, whereas demand for compact digital cameras maintained growth in emerging markets, such as those in Asia, but remained relatively sluggish in developed countries. With regard to inkjet printers, demand recovered gradually and the market size expanded from the year-ago period. In the industry and others market, the markets for semiconductor lithography equipment and liquid crystal display (LCD) lithography equipment showed positive signs with an upturn in order placements, owing to improved conditions within the semiconductor device and LCD panel markets. The average value of the yen during the year was ¥90.63 to the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥125.07 to the euro, a year-on-year depreciation of approximately ¥3.
Net sales for the quarter totaled ¥755.5 billion (U.S.$8,124 million), an increase of 10.0% from the year-ago period, thanks to robust sales of such consumer products as digital cameras and inkjet printers, along with a sales rebound for office products such as laser printers and other factors. The gross profit ratio rose 5.3 points year on year to 48.8%, mainly owing to the launch of new products and ongoing cost-cutting efforts, along with the rise in production turnover accompanying an increase in production. Consequently, gross profit rose by 23.3% to ¥368.6 billion (U.S.$3,963 million). Operating expenses increased by just 1.1% owing to continued Group-wide efforts to thoroughly cut spending, resulting in a climb in operating profit of approximately 4.3 fold to ¥86.8 billion (U.S.$934 million). Other income (deductions) recorded a decrease of ¥0.4 billion (U.S.$4 million), reflecting a deterioration in currency exchange losses and other factors. As a result, income before income taxes totaled ¥88.9 billion (U.S.$955 million), a year-on-year jump of approximately 4.0 fold, while net income attributable to Canon Inc. also surged approximately 3.2 fold to ¥56.8 billion (U.S.$611 million).
Basic net income attributable to Canon Inc. stockholders per share was ¥46.02 (U.S.$0.49), an increase of ¥31.65 (U.S.$0.34) compared with the corresponding period of the previous year.

Results by Segment
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, while sales volume of color network digital MFDs increased in major regions boosted by the introduction of new products and the recovery in demand, sales volume for laser printers, which suffered flagging sales in the previous year largely due to an adjustment of inventory levels, more than doubled, resulting in a substantial increase of 131%. Consequently, sales for the segment totaled ¥409.1 billion (U.S.$4,399 million), an increase of 8.0% year on year, and operating profit increased 50.5% to ¥72.1 billion (U.S.$775 million), mainly as a result of expanded sales and the rise in the gross profit ratio.
Within the Consumer Business Unit, sales volumes of such new digital SLR cameras as the competitively priced EOS Digital Rebel T1i (EOS 500D) and the new EOS Digital Rebel T2i (EOS 550D), along with the EOS 5D Mark II and EOS 7D advanced-amateur models, achieved healthy growth. As for compact digital cameras, the Company launched three new ELPH (IXUS)-series models and five new PowerShot-series models, boosting sales volumes especially in emerging markets. Consequently, sales volume for digital cameras recorded a year-on-year increase of 11%. As for inkjet printers, the market realized a turnaround and sales, particularly in Asia, displayed solid growth, contributing to an increase in sales volume of 8%. As a result, sales for the segment rose 19.8% year on year to ¥290.3 billion (U.S.$3,121 million). Operating profit increased by 166.6% to ¥47.3 billion (U.S.$509 million), largely reflecting the substantial rise in the gross profit ratio.
In the Industry and Others Business Unit, while the independent business-related sales of Group subsidiaries increased in line with the turnaround in business conditions, sales of both semiconductor lithography equipment and LCD lithography equipment remained slack due to the lingering effects of the stagnant market from the previous year, resulting in a decline in sales of 4.1% to ¥82.3 billion (U.S.$885 million). Operating loss improved by ¥12.7 billion (U.S.$136 million) to ¥3.0 billion (U.S.$32 million), owing to the rise in the gross profit ratio combined with a reduction in expenses.
Cash Flow
In the first quarter of 2010, cash flow from operating activities totaled ¥161.7 billion (U.S.$1,738 million), an increase of ¥109.2 billion (U.S.$1,174 million) year on year, mainly due to the significant increase in profit. Although investments to subsidiaries increased significantly, such as for the acquisition of shares of Océ N.V. to strengthen the printing business, capital investment was focused on items relevant to introducing new products, restraining the year-on-year increase of cash flow from investing activities slightly by ¥9.1 billion (U.S.$98 million) to a total of ¥111.1 billion (U.S.$1,195 million). Accordingly, free cash flow totaled positive ¥50.6 billion (U.S.$544 million), a turnaround of ¥100.1 billion (U.S.$1,077 million) from the corresponding year-ago period.
Cash flow from financing activities recorded an outlay of ¥124.3 billion (U.S.$1,336 million), mainly arising from the dividend payout coupled with the partial repayment of borrowings of Océ N.V., which was made a subsidiary of Canon. Consequently, cash and cash equivalents decreased by ¥79.5 billion (U.S.$855 million) to ¥715.5 billion (U.S.$7,694 million) from the end of the previous year.

Outlook
As for the outlook in the second quarter and thereafter, although developed countries face uncertainty regarding future prospects due to such factors as fiscal challenges and employment problems, those economies appear to be steadily headed for recovery with China and other emerging nations, which are expected to fuel global growth, likely to continue enjoying healthy expansion.
In the businesses in which Canon is involved, within the office equipment market, demand for such products as color network digital MFDs and laser printers is projected to lead toward a gradual recovery. With respect to the consumer products market, demand for digital SLR cameras is expected to achieve solid growth while sales of compact digital cameras and inkjet printers will likely expand gradually in response to the economic turnaround. As for the industry and others market, demand for semiconductor lithography equipment is expected to recover strongly as device makers begin investing again and demand for LCD lithography equipment is also expected to increase as LCD panel manufacturers gear up to boost production.
With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, despite the continued uncertainty over future interest rate policies for major countries along with the speed and level of economic recovery and other factors, Canon anticipates exchange rates for the period of ¥90 to the U.S. dollar and ¥125 to the euro, representing an appreciation of approximately ¥3 against the U.S. dollar, and approximately ¥5 against the euro compared with the previous year. Upon taking into consideration current business sentiment based on these foreign exchange rate assumptions, Canon projects net sales of ¥3,750.0 billion (U.S.$40,323 million), a year-on-year increase of 16.9%; operating profit of ¥360.0 billion (U.S.$3,871 million), a year-on-year increase of 65.9%; income before income taxes of ¥360.0 billion (U.S.$3,871 million), a year-on-year increase of 64.1%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,581 million), a year-on-year increase of 82.3%.
Consolidated Outlook
Fiscal year

	Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2010			December 31, 2009
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,450,000	¥3,750,000	¥300,000	¥3,209,201	+ 16.9%
Operating profit	330,000	360,000	30,000	217,055	+ 65.9%
Income before income taxes	320,000	360,000	40,000	219,355	+ 64.1%
Net income attributable to Canon Inc.	¥200,000	¥240,000	¥40,000	¥131,647	+ 82.3%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	March 31,	December 31,	Change	March 31,
	2010	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	¥715,541	¥795,034	¥(79,493)	$7,693,989
Short-term investments	19,705	19,089	616	211,882
Trade receivables, net	544,976	556,572	(11,596)	5,859,957
Inventories	456,292	373,241	83,051	4,906,366
Prepaid expenses and other current assets	286,360	273,843	12,517	3,079,139

Total current assets	2,022,874	2,017,779	5,095	21,751,333

Noncurrent receivables	14,896	14,936	(40)	160,172
Investments	94,357	114,066	(19,709)	1,014,591
Property, plant and equipment, net	1,300,755	1,269,785	30,970	13,986,613
Intangible assets, net	119,448	117,396	2,052	1,284,387
Other assets	480,480	313,595	166,885	5,166,452

Total assets	¥4,032,810	¥3,847,557	¥185,253	$43,363,548

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥30,636	¥4,869	¥25,767	$329,419
Trade payables	371,122	339,113	32,009	3,990,559
Accrued income taxes	41,987	50,105	(8,118)	451,473
Accrued expenses	322,650	274,300	48,350	3,469,355
Other current liabilities	114,180	115,303	(1,123)	1,227,742

Total current liabilities	880,575	783,690	96,885	9,468,548
Long-term debt, excluding current installments	5,414	4,912	502	58,215
Accrued pension and severance cost	187,151	115,904	71,247	2,012,376
Other noncurrent liabilities	72,366	63,651	8,715	778,129

Total liabilities	1,145,506	968,157	177,349	12,317,268

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,879,161
Additional paid-in capital	404,387	404,293	94	4,348,247
Legal reserve	55,313	54,687	626	594,764
Retained earnings	2,859,701	2,871,437	(11,736)	30,749,473
Accumulated other comprehensive income (loss)	(261,990)	(260,818)	(1,172)	(2,817,097)
Treasury stock, at cost	(556,264)	(556,252)	(12)	(5,981,333)

Total Canon Inc. stockholders’ equity	2,675,909	2,688,109	(12,200)	28,773,215

Noncontrolling interests	211,395	191,291	20,104	2,273,065

Total equity	2,887,304	2,879,400	7,904	31,046,280

Total liabilities and equity	¥4,032,810	¥3,847,557	¥185,253	$43,363,548

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2010	2009		2010
Notes:

1. Allowance for doubtful receivables	¥11,929	¥11,343		$128,269
2. Accumulated depreciation	1,853,695	1,815,982		19,932,204
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(204,706)	(202,628)		(2,201,140)
Net unrealized gains and losses on securities	3,930	3,285		42,258
Net gains and losses on derivative instruments	330	71		3,548
Pension liability adjustments	(61,544)	(61,546)		(661,763)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2.  CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2010	March 31, 2009			March 31, 2010

Net sales	¥755,526	¥687,034	+	10.0	$8,123,935
Cost of sales	386,958	388,220			4,160,838

Gross profit	368,568	298,814	+	23.3	3,963,097
Operating expenses:
Selling, general and administrative expenses	210,792	205,993			2,266,581
Research and development expenses	70,933	72,789			762,720

	281,725	278,782			3,029,301

Operating profit	86,843	20,032	+	333.5	933,796
Other income (deductions):
Interest and dividend income	1,021	1,434			10,978
Interest expense	(86)	(84)			(925)
Other, net	1,074	1,012			11,549

	2,009	2,362			21,602

Income before income taxes	88,852	22,394	+	296.8	955,398

Income taxes	30,117	6,759			323,839

Consolidated net income	58,735	15,635			631,559
Less: Net income (loss) attributable to noncontrolling interests	1,924	(2,109)			20,688

Net income attributable to Canon Inc.	¥56,811	¥17,744	+	220.2	$610,871

Note: Consolidated comprehensive income for the three months ended March 31, 2010 and 2009 was JPY 57,842 million (U.S.$621,957 thousand) and JPY 53,873 million, respectively.
3. DETAILS OF SALES

Sales by business unit	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2010	March 31, 2009			March 31, 2010
Office	¥409,134	¥378,670	+	8.0	$4,399,290
Consumer	290,287	242,392	+	19.8	3,121,366
Industry and Others	82,328	85,854	-	4.1	885,247
Eliminations	(26,223)	(19,882)		-	(281,968)

Total	¥755,526	¥687,034	+	10.0	$8,123,935

Sales by region	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2010	March 31, 2009			March 31, 2010
Japan	¥167,516	¥169,504	-	1.2	$1,801,247
Overseas:
Americas	204,555	176,331	+	16.0	2,199,516
Europe	230,678	210,067	+	9.8	2,480,409
Other areas	152,777	131,132	+	16.5	1,642,763

	588,010	517,530	+	13.6	6,322,688

Total	¥755,526	¥687,034	+	10.0	$8,123,935

Notes:	1.	The primary products included in each of the segments are as follows:
Office :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs /
Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers /Large format inkjet printers
Consumer :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders /
Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / Broadcasting equipment
Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners / Calculators
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2010	March 31, 2009	March 31, 2010
Cash flows from operating activities:
Consolidated net income	¥58,735	¥15,635	$631,559
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,253	75,523	647,882
Loss on disposal of property, plant and equipment	1,741	1,176	18,720
Deferred income taxes	(664)	(6,312)	(7,140)
Decrease in trade receivables	67,093	121,931	721,430
(Increase) decrease in inventories	(50,862)	18,290	(546,903)
Increase (decrease) in trade payables	14,303	(129,424)	153,796
Decrease in accrued income taxes	(6,309)	(54,352)	(67,839)
Increase (decrease) in accrued expenses	3,322	(8,687)	35,720
Increase (decrease) in accrued (prepaid) pension and severance cost	1,291	(140)	13,882
Other, net	12,751	18,806	137,108

Net cash provided by operating activities	161,654	52,446	1,738,215

Cash flows from investing activities:
Purchases of fixed assets	(50,518)	(105,084)	(543,204)
Proceeds from sale of fixed assets	631	1,339	6,785
Purchases of available-for-sale securities	(8,842)	(6)	(95,075)
Proceeds from sale and maturity of available-for-sale securities	24	214	258
Decrease in time deposits, net	937	2,885	10,075
Acquisitions of subsidiaries, net of cash acquired	(52,959)	(168)	(569,452)
Purchases of other investments	(505)	(54)	(5,430)
Other, net	127	(1,152)	1,366

Net cash used in investing activities	(111,105)	(102,026)	(1,194,677)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,815	593	19,516
Repayments of long-term debt	(1,213)	(1,532)	(13,043)
Increase (decrease) in short-term loans, net	(55,590)	96	(597,742)
Dividends paid	(67,897)	(67,897)	(730,075)
Repurchases of treasury stock, net	(12)	(9)	(129)
Other, net	(1,370)	(2,209)	(14,731)

Net cash used in financing activities	(124,267)	(70,958)	(1,336,204)

Effect of exchange rate changes on cash and cash equivalents	(5,775)	18,535	(62,097)

Net change in cash and cash equivalents	(79,493)	(102,003)	(854,763)
Cash and cash equivalents at beginning of period	795,034	679,196	8,548,752

Cash and cash equivalents at end of period	¥715,541	¥577,193	$7,693,989

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION
      Not applicable.
6.  SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2010	March 31, 2009		March 31, 2010

Office
Net sales:
External customers	¥405,516	¥376,162	+ 7.8	$4,360,387
Intersegment	3,618	2,508	+ 44.3	38,903

Total	409,134	378,670	+ 8.0	4,399,290

Operating cost and expenses	337,047	330,768	+ 1.9	3,624,161

Operating profit	¥72,087	¥47,902	+ 50.5	$775,129

Consumer
Net sales:
External customers	¥289,729	¥241,893	+ 19.8	$3,115,366
Intersegment	558	499	+ 11.8	6,000

Total	290,287	242,392	+ 19.8	3,121,366

Operating cost and expenses	242,954	224,638	+ 8.2	2,612,409

Operating profit	¥47,333	¥17,754	+ 166.6	$508,957

Industry and Others
Net sales:
External customers	¥60,281	¥68,979	- 12.6	$648,182
Intersegment	22,047	16,875	+ 30.6	237,065

Total	82,328	85,854	- 4.1	885,247

Operating cost and expenses	85,283	101,495	- 16.0	917,021

Operating profit (loss)	¥(2,955)	¥(15,641)	-	$(31,774)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(26,223)	(19,882)	-	(281,968)

Total	(26,223)	(19,882)	-	(281,968)

Operating cost and expenses	3,399	10,101	-	36,548

Operating profit	¥(29,622)	¥(29,983)	-	$(318,516)

Consolidated
Net sales:
External customers	¥755,526	¥687,034	+ 10.0	$8,123,935
Intersegment	-	-	-	-

Total	755,526	687,034	+ 10.0	8,123,935

Operating cost and expenses	668,683	667,002	+ 0.3	7,190,139

Operating profit	¥86,843	¥20,032	+ 333.5	$933,796

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen			Thousands of U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2010	March 31, 2009		March 31, 2010

Japan
Net sales:
External customers	¥189,383	¥213,695	- 11.4	$2,036,376
Intersegment	434,195	304,291	+ 42.7	4,668,764

Total	623,578	517,986	+ 20.4	6,705,140

Operating cost and expenses	528,433	485,672	+ 8.8	5,682,075

Operating profit	¥95,145	¥32,314	+ 194.4	$1,023,065

Americas
Net sales:
External customers	¥201,047	¥171,141	+ 17.5	$2,161,796
Intersegment	324	778	- 58.4	3,484

Total	201,371	171,919	+ 17.1	2,165,280

Operating cost and expenses	197,425	172,058	+ 14.7	2,122,850

Operating profit (loss)	¥3,946	¥(139)	-	$42,430

Europe
Net sales:
External customers	¥228,850	¥208,862	+ 9.6	$2,460,753
Intersegment	1,256	435	+ 188.7	13,505

Total	230,106	209,297	+ 9.9	2,474,258

Operating cost and expenses	223,272	200,986	+ 11.1	2,400,774

Operating profit	¥6,834	¥8,311	- 17.8	$73,484

Others
Net sales:
External customers	¥136,246	¥93,336	+ 46.0	$1,465,010
Intersegment	151,761	90,352	+ 68.0	1,631,839

Total	288,007	183,688	+ 56.8	3,096,849

Operating cost and expenses	277,192	179,598	+ 54.3	2,980,559

Operating profit	¥10,815	¥4,090	+ 164.4	$116,290

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(587,536)	(395,856)	-	(6,317,592)

Total	(587,536)	(395,856)	-	(6,317,592)

Operating cost and expenses	(557,639)	(371,312)	-	(5,996,119)

Operating profit	¥(29,897)	¥(24,544)	-	$(321,473)

Consolidated
Net sales:
External customers	¥755,526	¥687,034	+ 10.0	$8,123,935
Intersegment	-	-	-	-

Total	755,526	687,034	+ 10.0	8,123,935

Operating cost and expenses	668,683	667,002	+ 0.3	7,190,139

Operating profit	¥86,843	¥20,032	+ 333.5	$933,796

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
      None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	March 31, 2010	December 31, 2009	Net Change
Subsidiaries	307	241	66
Affiliates	15	15	-
Total	322	256	66

2.	Change in Group Entities

Subsidiaries
Addition:	77 companies
Removal:	11 companies

Affiliates (Carried at Equity Basis)
Addition:	2 companies
Removal:	2 companies
3.	Subsidiaries Listed on Domestic Stock Exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
  Tokyo Stock Exchange (2nd section): Canon Software Inc.
  Osaka Securities Exchange (2nd section): Canon Machinery Inc.
  JASDAQ: Tokki Corporation
Osaka Securities Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

April 26, 2010
CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2010
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2010		2009		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year

Japan
Office	95,514	-	97,417	374,275	-2.0%	-

Consumer	46,177	-	44,954	219,036	+2.7%	-

Industry and Others	25,825	-	27,133	109,033	-4.8%	-

Total	167,516	716,700	169,504	702,344	-1.2%	+2.0%

Overseas
Office	310,002	-	278,745	1,260,781	+11.2%	-

Consumer	243,552	-	196,939	1,080,158	+23.7%	-

Industry and Others	34,456	-	41,846	165,918	-17.7%	-

Total	588,010	3,033,300	517,530	2,506,857	+13.6%	+21.0%

Americas
Office	119,557	-	104,981	485,180	+13.9%	-

Consumer	76,165	-	62,684	367,035	+21.5%	-

Industry and Others	8,833	-	8,666	41,939	+1.9%	-

Total	204,555	1,040,300	176,331	894,154	+16.0%	+16.3%

Europe
Office	137,852	-	129,873	565,656	+6.1%	-

Consumer	86,183	-	73,929	405,173	+16.6%	-

Industry and Others	6,643	-	6,265	24,321	+6.0%	-

Total	230,678	1,230,500	210,067	995,150	+9.8%	+23.6%

Other areas
Office	52,593	-	43,891	209,945	+19.8%	-

Consumer	81,204	-	60,326	307,950	+34.6%	-

Industry and Others	18,980	-	26,915	99,658	-29.5%	-

Total	152,777	762,500	131,132	617,553	+16.5%	+23.5%

Intersegment
Office	3,618	-	2,508	10,020	+44.3%	-

Consumer	558	-	499	1,966	+11.8%	-

Industry and Others	22,047	-	16,875	83,047	+30.6%	-

Eliminations	(26,223)	-	(19,882)	(95,033)	-	-

Total	0	0	0	0	-	-

Total
Office	409,134	2,043,000	378,670	1,645,076	+8.0%	+24.2%

Consumer	290,287	1,385,000	242,392	1,301,160	+19.8%	+6.4%

Industry and Others	82,328	398,000	85,854	357,998	-4.1%	+11.2%

Eliminations	(26,223)	(76,000)	(19,882)	(95,033)	-	-

Total	755,526	3,750,000	687,034	3,209,201	+10.0%	+16.9%

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2010		2009		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year

Office
External customers	405,516	2,035,900	376,162	1,635,056	+7.8%	+24.5%
Intersegment	3,618	7,100	2,508	10,020	+44.3%	-29.1%

Total sales	409,134	2,043,000	378,670	1,645,076	+8.0%	+24.2%

Operating profit	72,087	298,000	47,902	229,396	+50.5%	+29.9%

% of sales	17.6%	14.6%	12.7%	13.9%	-	-

Consumer
External customers	289,729	1,382,600	241,893	1,299,194	+19.8%	+6.4%
Intersegment	558	2,400	499	1,966	+11.8%	+22.1%

Total sales	290,287	1,385,000	242,392	1,301,160	+19.8%	+6.4%

Operating profit	47,333	224,000	17,754	183,492	+166.6%	+22.1%

% of sales	16.3%	16.2%	7.3%	14.1%	-	-

Industry and Others
External customers	60,281	331,500	68,979	274,951	-12.6%	+20.6%
Intersegment	22,047	66,500	16,875	83,047	+30.6%	-19.9%

Total sales	82,328	398,000	85,854	357,998	-4.1%	+11.2%

Operating profit	(2,955)	(5,300)	(15,641)	(75,956)	-	-

% of sales	-3.6%	-1.3%	-18.2%	-21.2%	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(26,223)	(76,000)	(19,882)	(95,033)	-	-

Total sales	(26,223)	(76,000)	(19,882)	(95,033)	-	-

Operating profit	(29,622)	(156,700)	(29,983)	(119,877)	-	-

Consolidated
External customers	755,526	3,750,000	687,034	3,209,201	+10.0%	+16.9%
Intersegment	-	-	-	-	-	-

Total sales	755,526	3,750,000	687,034	3,209,201	+10.0%	+16.9%

Operating profit	86,843	360,000	20,032	217,055	+333.5%	+65.9%

% of sales	11.5%	9.6%	2.9%	6.8%	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)

	2010		2009		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year

Interest and dividend, net	935	3,300	1,350	4,866	(415)	(1,566)
Forex gain / loss	2,746	2,200	3,755	1,842	(1,009)	+358
Equity earnings / loss of affiliated companies	(3,181)	(9,700)	(5,306)	(12,649)	+2,125	+2,949
Other, net	1,509	4,200	2,563	8,241	(1,054)	(4,041)

Total	2,009	0	2,362	2,300	(353)	(2,300)

(P)=Projection

- S2 -

Canon Inc.
4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2010		2009

	1st quarter	Year (P)	1st quarter	Year

Office
Monochrome copiers	18%	16%	20%	20%
Color copiers	20%	17%	20%	19%
Other printing devices	54%	47%	51%	53%
Others	8%	20%	9%	8%

Consumer
Cameras	67%	68%	64%	68%
Inkjet printers	27%	25%	28%	25%
Others	6%	7%	8%	7%

Industry and Others
Lithography equipment	9%	22%	27%	19%
Others	91%	78%	73%	81%

			(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2010

	1st quarter	Year (P)

Office
Japan	-2.0%	-
Overseas	+13.2%	-

Total	+9.5%	+27.3%

Consumer
Japan	+2.7%	-
Overseas	+23.6%	-

Total	+19.7%	+9.2%

Industry and Others
Japan	-4.8%	-
Overseas	-18.0%	-

Total	-4.3%	+11.7%

Total
Japan	-1.2%	+2.0%
Overseas	+14.7%	+24.6%
Americas	+20.8%	+20.2%
Europe	+8.9%	+28.4%
Other areas	+15.7%	+24.8%

Total	+10.8%	+19.7%

		(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2010		2009
	1st quarter	Year (P) *	1st quarter	Year

ROE *1	8.5%	8.7%	2.7%	4.9%

ROA *2	5.8%	6.2%	1.8%	3.4%

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity			(P)=Projection
*2 Based on Net Income attributable to Canon Inc.
* Excludes portion attributable to newly consolidated companies

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)

	2010			2009

	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year

Yen/US$	90.63	90.00	90.14	93.86	93.21
Yen/Euro	125.07	125.00	125.01	121.85	130.46

(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2010

	1st quarter	Year (P)

US$	(11.5)	(50.1)
Euro	+4.1	(35.8)
Other currencies	+2.7	+2.7

Total	(4.7)	(83.2)

(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2010

	2nd-4th quarter (P)

On sales
US$	13.7
Euro	6.4

On operating profit
US$	6.8
Euro	4.1

(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2010		2009

	1st quarter	Year (P) *	1st quarter	Year

Net cash provided by operating activities	161,654	590,000	52,446	611,235

Net cash used in investing activities	(111,105)	(350,000)	(102,026)	(370,244)

Free cash flow	50,549	240,000	(49,580)	240,991

Net cash used in financing activities	(124,267)	(225,000)	(70,958)	(142,379)

Effect of exchange rate changes on cash and cash equivalents	(5,775)	(10,000)	18,535	17,226

Net change in cash and cash equivalents	(79,493)	5,000	(102,003)	115,838

Cash and cash equivalents at end of period	715,541	800,000	577,193	795,034

*Excludes portion attributable to newly consolidated companies		(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE			(Millions of yen)

	2010		2009

	1st quarter *	Year (P) *	1st quarter	Year

Office	18,299	-	19,376	78,872
Consumer	19,952	-	17,997	74,131
Industry and Others	4,524	-	5,921	23,300
Corporate and Eliminations	28,158	-	29,495	128,297

Total	70,933	315,000	72,789	304,600

% of sales	9.4%	9.1%	10.6%	9.5%

*Excludes portion attributable to newly consolidated companies			(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION			(Millions of yen)

	2010		2009

	1st quarter *	Year (P) *	1st quarter	Year

Increase in PP&E	38,572	210,000	61,917	216,128
Depreciation and amortization	60,253	295,000	75,523	315,393

*Excludes portion attributable to newly consolidated companies			(P)=Projection
11. INVENTORIES

(1) Inventories	(Millions of yen)

	2010	2009	Difference
	Mar.31	Dec.31

Office	191,668	144,941	+46,727
Consumer	131,733	113,975	+17,758
Industry and Others	132,891	114,325	+18,566

Total	456,292	373,241	+83,051

(2) Inventories/Sales*	(Days)

	2010	2009	Difference
	Mar.31	Dec.31

Office	40	30	+10
Consumer	34	29	+5
Industry and Others	183	158	+25

Total	49	39	+10

  *Index based on the previous six months sales.
12. DEBT RATIO

	2010	2009	Difference
	Mar.31	Dec.31

Total debt / Total assets	0.9%	0.3%	+0.6%

13. OVERSEAS PRODUCTION RATIO

	2010	2009
	1st quarter *	Year

Overseas production ratio	45%	40%

*Excludes portion attributable to newly consolidated companies
14. NUMBER OF EMPLOYEES

	2010	2009	Difference
	Mar.31	Dec.31

Japan	72,936	73,635	(699)
Overseas	113,961	95,244	+18,717

Total	186,897	168,879	+18,018

- S5 -